MINES MANAGEMENT, INC.

905 W. Riverside Avenue, Suite 311
Spokane, Washington  99201

October 29, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:      Tia L. Jenkins, Senior Assistant Chief Accountant

Joanna Lam

Angela Lumley

Re:          Mines Management, Inc.

Form 10-K for the Year Ended December 31, 2014

Filed August 13, 2014

File No. 001-32074

Ladies and Gentlemen:

With respect to the comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in its comment letter dated October 21, 2015 (the “Comment Letter”) relating to the Annual Report on Form 10-K for the year ended December 31, 2014 and filed on March 31, 2015 (the “Annual Report”) by Mines Management, Inc. (the “Company”), the Company responds as follows:

The comment of the staff is set forth below for ease of reference, and is numbered to correspond to the numbered comment in the Comment Letter.

Form 10-K for the Year Ended December 31, 2014

Controls and Procedures, page 50

1.                                      On May 14, 2013, Committee of Sponsoring Organizations (“COSO”) issued its updated Internal Control — Integrated Framework (the “Updated Framework”). We note your Management´s Annual Report on Internal Control Over Financial Reporting does not identify the version of the Internal Control Integrated Framework that was used to perform your assessment as required by Item 308(a)(2) of Regulation S-K. Please tell us the framework you used - i.e., whether you used the 1992 Framework or the Updated Framework issued in 2013, and confirm that you will revise future filings to include a report that identifies the version of the COSO Integrated Framework you used in the assessment of your internal control over financial reporting.

Response:

In assessing our internal controls over financial reporting for the year ended December 31, 2014, we used the COSO Updated Framework issued in 2013. In future filings, we will disclose the specific version of the COSO Integrated Framework used in such assessment.

The Company hereby acknowledges a) that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, b) that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and c) that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions at 509.838.6050.

Sincerely,

/s/ Nicole Altenburg

Nicole Altenburg
Principal Financial Officer, Controller